Form of Letter from the Fund to Members

in Connection with the Fund’s Acceptance of Units

Ardian Access LLC

1370 Avenue of the Americas

New York, New York 8604

[DATE]

Dear Member:

This letter serves to inform you that Ardian Access LLC (the “Fund”) has received and accepted for purchase your tender of all or some of your units of beneficial interest in the Fund.

In accordance with the terms of the tender offer, you will be issued payment of an amount equal to at least 95% of the net asset value of the tendered units (“Units”) as of September 30, 2026 (or such later date as may be determined by the Fund if the tender offer is extended, the “Valuation Date”) less the 2.00% “early repurchase fee” (if applicable).

The Fund may hold back a portion of the amount due to you, which shall not exceed 5% of the total amount due to you. If there is such a holdback, the second and final payment for the balance due shall be paid no later than 5 business days after the completion of the annual audit of the Fund’s financial statements for the fiscal year in which the applicable repurchase is effected, with such balance being subject to adjustment as a result of the Fund’s annual audit or as a result of any other corrections to the Fund’s net asset value as of the Valuation Date. Since the Fund’s current fiscal year ends on March 31, 2027, the Fund expects that the audit will be completed by the end of May 2027.

If you have any questions, please contact the Fund’s administrator at (833) 601-2677.

Sincerely,

Ardian Access LLC